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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                  Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Contents

1.	Press release, dated August 28, 2013, announcing CEMEX, S.A.B. de C.V.’s (NYSE:CX) series of transactions that will improve its strategic footprint in Europe.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase, dated August 5, 2013 (the “Offer to Purchase”), relating to CEMEX, S.A.B. de C.V.’s previously announced tender offer for 9.50% Senior Secured Notes due 2016 issued by CEMEX Finance LLC. This report is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which were delivered to holders of the 9.50% Senior Secured Notes due 2016, and which set forth the complete terms and conditions of the tender offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: August 28, 2013	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release, dated August 28, 2013, announcing CEMEX, S.A.B. de C.V.‘s (NYSE:CX) series of transactions that will improve its strategic footprint in Europe.